



BLACKROCK

IMMEDIATE RELEASE

BlackRock Announces Results of Seal Winter Drilling Program

CALGARY, ALBERTA, (April 6, 2005) – BlackRock is pleased to announce the results of its first quarter evaluation and testing program at Seal, in northern Alberta. A total of 11 vertical evaluation wells and 8 horizontal test wells were drilled on the Peace River, Northern, and Cadotte blocks. The results of this latest program have provided more certainty to our earlier estimates of 800 million barrels of mobile heavy oil-in-place net to BlackRock on our Seal property.

Highlights of our first quarter operational activities include:

- Establishment of a 50-80 horizontal well development program on the Peace River block, which exceeds our initial expectations for the block.
- Confirmation of a 25-40 horizontal well development program on the Northern block.
- Successful oil production test from a horizontal well on the previously untested Cadotte block.
- Expansion of the Central block battery is underway, processing capacity will increase to 23,000 barrels of oil per day by August.
- On track to reach production of 14,000 barrels of oil per day by year-end.

Peace River Block

This winter BlackRock drilled five vertical test wells and five horizontal delineation wells on the Peace River block. The five vertical wells confirmed the presence of exploitable resource throughout the block. The three horizontal wells on the north half of the block tested at initial production rates in excess of 200 bopd per well and exceeded the initial production rate of the original discovery well. The Company plans to develop this portion of the block with fifty horizontal wells which are expected to initially average approximately 200 bopd per well. Two of the wells located toward the south end of the block encountered slightly lower permeability reservoir. However, BlackRock expects to commercially develop the southern portion of the block with twenty to thirty horizontal wells, which are each expected to initially average approximately 150 bopd. In addition, the Company reactivated the original discovery well which averaged 185 bopd during a three month test. This summer BlackRock intends to establish permanent road access into the Peace River block and file an application for commercial development with the EUB. Commercial development drilling will commence in 2006, and construction of new treating facilities and a ten mile extension of the Seal heavy oil pipeline will be completed in late 2006 or early 2007. BlackRock has a 100% working interest in 8 ¼ sections of land on the Peace River block.

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Website: www.blackrock-ven.com

Northern Block

This winter BlackRock drilled three vertical test wells and two horizontal delineation wells on the Northern block. The two horizontal wells stabilized at approximately 240 bopd and 110 bopd. This program confirmed the potential for a minimum twenty-five well development program, and plans are being made for additional delineation work next winter which the Company anticipates will increase the potential for additional horizontal wells to be drilled. The Company will also conduct a reservoir modeling study this summer to assess the potential of a commercial water flood development scheme and to evaluate the use of multi-lateral horizontal wells in the thinner Bluesky reservoir on the Northern block. BlackRock has an average working interest of 75% on 16 sections of land on the Northern block.

Cadotte Block

This winter, BlackRock drilled three vertical test wells and the first horizontal production test well on the Cadotte block. The horizontal well stabilized at an average initial production rate of approximately 160 bopd of 12° API gravity oil. This test confirms the potential for commercial development on the western part of the Cadotte block. Due to the relatively higher gravity oil on the Cadotte block it is anticipated that potential for commercial water flood recovery may exist. Vertical test well drilling confirmed that the southeast portion of the Cadotte block is likely unsuitable for commercial development. The Company is now planning an expanded delineation program on the western portion of the Cadotte block for next winter, and a production test of the northern portion of the block. BlackRock averages 75% working interest in 31 sections of land on the Cadotte Block.

Eastern Block

In November and December of 2004, BlackRock commenced commercial development of the Eastern block with a fifteen horizontal well and seven vertical well program. Initial production rates from the horizontal wells are averaging 150 bopd per well, which is consistent with Company predictions. The Company will continue commercial development operations in the third quarter of 2005. BlackRock has an average 75% working interest in 22 sections of land on the Eastern block.

Tim Kozmyk, Vice President Exploration of BlackRock commented that "We are pleased with the results of this winter's exploration drilling program at Seal. In particular we are excited about the commercial development potential of the Peace River block which we expect to be comparable to the original Central block, and in which BlackRock has a 100% working interest. We have also confirmed the commercial development potential on the previously untested Cadotte block and we look forward to next year's delineation program".

Facilities

Expansion is underway on the Central block battery which will increase total processing capacity to 23,000 bopd (BlackRock working interest is 50%) and is expected to be complete in the third quarter of 2005.

A booster station is being built on the Seal heavy oil pipeline (BlackRock working interest is 45%) in order to increase through-put to its design capacity of 58,000 barrels per day. Based on the development activity that BlackRock and other area operators have planned, this increased pipeline capacity will be needed within 18 months.

Production Update

Curtailments at our Seal operation resulted in our first quarter production being approximately 2,000 bopd less than our corporate 2004 exit rate of 10,400 bopd. During the first quarter, BlackRock undertook extensive evaluation and testing of its Central block battery. This included, among other things, testing different chemical combinations to treat Seal production. While this testing temporarily resulted in reduced capacity of the battery, the objective of the evaluation was to improve overall efficiency of the battery by decreasing chemical costs, reducing the amount of condensate used during processing and improving throughput capacity in the battery. In addition, the abnormally low heavy oil prices provided little incentive to maximize production during the period and, as a result, we elected to accelerate facility maintenance and de-bottlenecking at Seal during the quarter. Once these activities are completed in early April we expect throughput capacity from the existing facility will be in excess of 17,000 barrels of oil per day (8,500 net to BlackRock).

The reduced first quarter production was not a result of reservoir performance and all of our recent development wells have met or exceeded our production expectations.

Outlook

John Festival, President of BlackRock, commenting on first quarter activities indicated that "we just completed another very successful evaluation and testing program at Seal. This activity confirmed our development plans for the Peace River block and the Northern block, and we have received very encouraging production results from our Cadotte block. Our development drilling program at Seal will begin in July which will see us drilling approximately 40 horizontal wells on the Eastern block during the second half of the year. This will allow us to reach our 2005 exit production target of 14,000 barrels of oil per day."

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although

BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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BLACKROCK

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities law.

BlackRock Announces Closing of Common Share Offering

CALGARY, ALBERTA (March 30, 2005) – Blackrock Ventures Inc. (TSX:BVI) is pleased to announce the completion of its previously announced bought deal financing lead by GMP Securities Ltd. and including FirstEnergy Capital Corp., RBC Dominion Securities Inc. and Sprott Securities Inc. Pursuant to the offering, the Company issued 11,000,000 common shares (including 2,000,000 common shares issued pursuant the option granted to the underwriters which was exercised in full prior to closing) at a price of $11.25 per share representing total gross proceeds of $123,750,000. After giving effect to the offering, the total number of common shares outstanding is approximately 94.9 million.

The net proceeds from the offering will be used to fund the Company's exploration and development activities and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares offered have not been and will not be registered under the United States *Securities Act of 1933*, as amended ("the 1933 Act"), or any state securities laws. Accordingly, the common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available.

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline

construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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F.le 82-4555



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces New Heavy Oil Discovery at Chipmunk

CALGARY, ALBERTA, (March 2, 2005) – BlackRock Ventures Inc. (TSX:BVI) is pleased to announce a new heavy oil discovery at Chipmunk, in northern Alberta. Chipmunk is located approximately 15 miles southeast of BlackRock's Seal project, in the Peace River oilsands area.

BlackRock and its partner, Talisman Energy Canada, have completed three successful vertical wells at Chipmunk. These wells have been producing at a combined rate of 960 barrels of 11° API oil per day from three separate reef-like structures in the Mississippian Pekisko Formation. The first well was drilled in December 2003 and has produced, on an intermittent basis, over 45,000 barrels of oil to date. In our independent oil and gas reserves report as at December 31, 2004 Sproule Associates Limited assigned 655,000 gross barrels of reserves to the first two wells drilled at Chipmunk.

These reef-like structures, known as Waulsortian mounds, occur along a southwest to northeast linear trend approximately 6 miles wide and 50 miles long. BlackRock and its partner have acquired 65,000 acres of land along this trend. Based on 470 kilometres of 2-D seismic, the Company has identified 78 reef-like anomalies on this acreage. BlackRock's average working interest at Chipmunk is 55%.

Tim Kozmyk, Vice-President Exploration of BlackRock, commenting on the discovery indicated that "we have been working on Chipmunk for 5 years and we are optimistic that it will be another high impact heavy oil play for BlackRock. BlackRock and Talisman are currently undertaking a $2.5 million 3D seismic program as a precursor to an expanded exploration and development drilling program that will commence later this year."

The discovery is within six miles of BlackRock's Seal operated pipeline which will enable BlackRock to make use of nearby heavy oil infrastructure.

Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those

contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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